SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Unaudited Condensed Consolidated Interim
Financial Statements under U.S. GAAP

GOL Linhas Aéreas Inteligentes S.A.

March 31, 2005 and December 31, 2004
together with report of Independent Registered Public
Accounting Firm

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders’ of
Gol Linhas Aéreas Inteligentes S.A.

We have reviewed the condensed consolidated balance sheet of Gol Linhas Aéras Inteligentes S.A. and subsidiaries as of March 31, 2005 and the related condensed consolidated statements of income and of cash flows for the three-month periods ended March 31, 2005 and 2004 and the condensed consolidated statements of shareholders’ equity for the three-month period ended March 31, 2005. These financial statements are the responsibility of the Company's management.

We conducted our reviews in accordance with standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical review procedures to financial data, and making inquires of persons responsible to financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Gol Linhas Aéreas Inteligentes S.A. and subsidiaries as of December 31, 2004, and the related consolidated statements of income, cash flows and shareholders equity for the year then ended (not presented herein), and in our report dated February 22, 2005, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2004 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

ERNST & YOUNG
Auditores Independentes S.S.

Maria Helena Pettersson
Partner

São Paulo, Brazil
May 2, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of Brazilian Reais)

		March 31,		December 31,
		2005		2004

		(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	R$	93,893	R$	405,730
Short-term investments		661,832		443,361
Receivables, less allowance (March 31, 2005 –
R$3,794; December 31, 2004 – R$3,547)		449,967		386,370
Inventories		21,330		21,038
Recoverable taxes and current deferred tax		6,033		10,657
Prepaid expenses		36,223		34,184
Other current assets		5,802		3,389

Total current assets		1,275,080		1,304,729

PROPERTY AND EQUIPMENT
Pre-delivery deposits for flight equipment		125,288		43,447
Flight equipment		119,794		102,197
Other property and equipment		38,434		29,703

		283,516		175,347
Less accumulated depreciation		(50,792)		(43,989)

Property and equipment, net		232,724		131,358

OTHER ASSETS
Deposits for aircraft leasing contracts		28,584		22,884
Deposits for aircraft and engine maintenance		291,877		266,532
Other		12,022		8,781

Total other assets		332,483		298,197

TOTAL ASSETS	R$	1,840,287	R$	1,734,284

See accompanying notes to Condensed Consolidated Financial Statements.

		March 31,		December 31,
		2005		2004

		(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	R$	34,320	R$	36,436
Air traffic liability		136,436		159,891
Payroll and related charges		59,825		51,041
Operating leases payable		10,390		10,107
Short-term borrowings		109,384		118,349
Sales tax and landing fees		48,671		51,515
Insurance premium payable		6,172		24,060
Dividends payable		60,676		60,676
Other current liabilities		8,621		5,739

Total current liabilities		474,495		517,814

OTHER LIABILITIES
Long-term vendor payable		9,444		9,238
Deferred income taxes, net		54,290		44,493
Provisions for contingencies		13,347		10,351
Other liabilities		3,527		3,935

		80,608		68,017
COMMITMENTS AND CONTINGENCES

SHAREHOLDERS’ EQUITY
Preferred shares, Class A and Class B, no par value,
78,094,746 shares, issued and outstanding at
March 31, 2005 and December 31, 2004		566,023		564,634

Common shares, no par value, 109,448,497 shares
authorized, issued and outstanding at March 31,
2005 and December 31, 2004		41,500		41,500
Additional paid in capital		50,031		49,305
Deferred compensation expenses		(8,656)		(10,059)
Appropriated retained earnings		18,352		18,352
Unappropriated retained earnings		615,805		484,721
Accumulated other comprehensive income		2,129		-

Total shareholders’ equity		1,285,184		1,148,453

TOTAL LIABILITIES AND SHAREHOLDERS’
EQUITY	R$	1,840,287	R$	1,734,284

See accompanying notes to Condensed Consolidated Financial Statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(In thousands of Brazilian Reais, except per share amounts)

	Three months ended
	March 31,

		2005		2004

NET OPERATING REVENUES
Passenger	R$	565,181	R$	414,869
Cargo and Other		23,978		18,223

Total net operating revenues		589,159		433,092

OPERATING EXPENSES
Salaries, wages and benefits		54,647		38,445
Aircraft fuel		146,170		93,545
Aircraft rent		51,869		47,330
Aircraft insurance		5,962		5,923
Sales and marketing		72,081		54,091
Landing fees		19,046		13,640
Aircraft and traffic servicing		17,766		13,485
Maintenance materials and repairs		13,848		16,287
Depreciation		6,803		4,526
Other operating expenses		23,721		10,205

Total operating expenses		411,913		297,477

OPERATING INCOME		177,246		135,615

OTHER INCOME (EXPENSES)
Interest expense		(5,161)		(1,432)
Capitalized interest		3,444		-
Exchange variation gain		1,290		2,344
Loss on derivatives		-		(911)
Financial income on cash equivalents		29,136		-
Other income (expenses)		(5,194)		1,781

INCOME BEFORE INCOME TAXES		200,761		137,397

Income taxes current		(61,331)		(36,192)
Income taxes deferred		(8,346)		(10,549)

NET INCOME	R$	131,084	R$	90,656

EARNINGS PER SHARE:

Earnings per share, basic	R$	0.70	R$	0.54
Earnings per share, diluted	R$	0.70	R$	0.54

See accompanying notes to Condensed Consolidated Financial Statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(In thousands of Brazilian Reais)

	Three months ended
	March 31,

	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	R$ 131,084	R$ 90,656
Adjustments to reconcile net income to net cash provided by
operating activities
Amortization of deferred compensation	2,129	-
Depreciation	6,803	4,526
Provision for doubtful accounts receivable	247	(86)
Deferred income taxes	8,346	10,549
Changes in operating assets and liabilities
Receivables	(63,844)	23,775
Inventories	(292)	821
Prepaid expenses, other assets and recoverable taxes	(3,069)	(15,245)
Deposits for aircraft and engine maintenance	(25,345)	(25,800)
Accounts payable and long-term vendor payable	(1,910)	1,231
Operating leases payable	(125)	(278)
Air traffic liability	(23,455)	(53,375)
Payroll and related charges	8,784	2,779
Sales tax an landing fees, insurance premium payable, dividends
payable and other liabilities	(11,274)	(6,685)

Net cash provided by operating activities	28,079	32,868

CASH FLOWS FROM INVESTING ACTIVITIES
Deposits for aircraft leasing contracts	(5,700)	33
Acquisition of property and equipment	(26,328)	(6,886)
Pre-delivery deposits	(81,841)	-
Purchase of short-term securities	(218,471)	-

Net cash used in investing activities	(332,340)	(6,853)

CASH FLOWS FROM FINANCING ACTIVITIES
Short term borrowings, net	(8,965)	19,606
Issuance of preferred shares	1,389	-
Obligations with related parties	-	(270)

Net cash provided by (used in) financing activities	(7,576)	19,336

NET INCREASE IN CASH AND CASH EQUIVALENTS	(311,837)	45,351

Cash and cash equivalents at beginning of the period	405,730	146,291

Cash and cash equivalents at end of the period	R$ 93,893	R$ 191,642

Supplemental disclosure of cash flow information

Interest paid	5,161	1,432
Income tax paid	61,331	13,399

Disclosure of non cash transactions
Tax benefit contributed by shareholders	-	29,188

See accompanying notes to Condensed Consolidated Financial Statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (UNAUDITED)
(In thousands of Brazilian Reais, except for share information)

									Accumulated
	Common Shares		Preferred Shares		Additional		Retained earnings		other
					paid in	Deferred			comprehensive
	Shares	Amount	Shares	Amount	capital	compensation	Appropriated	Unappropriated	income	Total

Balance at December 31, 2004	109,448,497	R$ 41,500	78,094,746	R$ 564,634	R$ 49,305	R$ (10,059)	R$ 18,352	R$ 484,721	-	R$ 1,148,453
Deferred compensation	-	-	-	-	726	(726)	-	-	-	-
Deferred income taxes on issuance costs	-	-	-	1,389	-	-	-	-	-	1,389
Amortization of deferred compensation	-	-	-	-	-	2,129	-	-	-	2,129
Change in fair value of derivatives	-	-	-	-	-	-	-	-	2,129	2,129
Net income	-	-	-	-	-	-	-	131,084	-	131,084

Balance at March 31, 2005	109,448,497	R$ 41,500	78,094,746	R$ 566,023	R$ 50,031	R$ (8,656)	R$ 18,352	R$ 615,805	R$ 2,129	R$ 1,285,184

						March	December
						31, 2005	31, 2004

Change in fair value of derivatives						2,129	-
Net income						131,084	384,710

Total comprehensive income						R$ 133,213	R$ 384,710

See accompanying notes to Condensed Consolidated Financial Statements.

GOL LINHAS AÉREAS INTELIGENTES S.A.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(In thousands of Brazilian Reais)

1. Business Overview

GOL Linhas Aéreas Inteligentes S.A. (the Company or GLAI) is the parent company of GOL Transportes Aéreos S.A. (GOL), the only low-fare, low-cost airline operating in Brazil providing frequent service on routes between all of Brazil’s major cities. GOL focuses on increasing the growth and profitability of its business by popularizing air travel and stimulating and meeting demand for simple, safe and affordable air travel in South America for both business and leisure passengers, while having the lowest costs in the airline industry worldwide.

GOL commenced operations on January 15, 2001 and, as of March 31, 2005, had a fleet of 30 aircraft, consisting of 20 Boeing 737-700, 5 Boeing 737-800 Next Generation and 5 Boeing 737-300 aircraft. During the period ended March 31, 2005, the Company inaugurated 2 new destinations – João Pessoa (PB) and Petrolina (PE) - increasing the number of cities served to 38 (March 31, 2003 – 36) and operating from 40 (March 31, 2003 – 37) airports in Brazil and Argentina.

On January 20, 2005, the Company obtained authorization by the Comissão de Estudos Relativos à Navegação Aérea (CERNAI) to operate regularly-scheduled flights from Brazil to Santa Cruz de La Sierra, Bolivia, which are expect to begin operating during the second quarter of 2005.

The following table sets forth the ownership and percentages of the Company’s voting (common) and non-voting (preferred) shares as at March 31, 2005:

	Common	Preferred	Total

Aeropar Participações S.A.	100.00%	40.32%	75.15%
Comporte Participações S.A.	-	4.30%	1.78%
BSSF Air Holdings LLC	-	13.06%	5.43%
Public Market	-	42.32%	17.64%

	100.00%	100.00%	100.00%

2. Basis of Presentation of the Condensed Consolidated Interim Financial Statements

These unaudited condensed consolidated interim financial statements were prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”), using Brazilian Reais as functional and reporting currency. The average exchange rates for the first quarter of 2005 and 2004 were R$2.6692 and R$2.8945 respectively per U.S. Dollar. The exchange rate at March 31, 2005 was R$2.6662. The accounting principles adopted under US GAAP differ in certain respects from accounting principles generally accepted in Brazil (“Brazilian GAAP”), which the Company uses to prepare its statutory financial statements.

2. Basis of Presentation of the Condensed Consolidated Interim Financial Statements

(Continued)

The accompanying unaudited condensed consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments consisting of normal recurring nature, considered necessary for a fair presentation, have been included.

The results of the three-month period ended March 31, 2005 are not necessarily indicative of the results that might be expected for the full year ending December 31, 2005. The balance sheet at December 31, 2004 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes for the year ended December 31, 2004.

For further information, refer to the consolidated financial statements for the year ended December 31, 2004 and footnotes thereto included in the Company’s financial statements filled with the SEC.

3. Significant Accounting Policies

The more significant accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those adopted in the preparation of the audited consolidated financial statements as of December 31, 2004.

Cash and cash equivalents and short-term investments. The Company's short-term investment portfolio consists of traditional fixed maturities securities, which are readily convertible into cash and are primarily highly liquid in nature. Certain of the investments which have original maturities of 90 days or less, when purchased, are classified as cash and cash equivalents. Other short-term investments are classified as trading securities, as defined by the FASB Statement 115, "Accounting for Certain Investments in Debt and Equity Securities," and are carried at their fair values based upon the quoted market prices at period end. Accordingly, changes in values of such investments are included in interest income.

Advertising. Advertising costs, which are included in sales and marketing, are expensed as incurred. Advertising expense for the nine-month period ended March 31, 2005 and 2004 amounted to R$8,742 and R$6,697 respectively.

3. Significant Accounting Policies (Continued)

Accounting for stock-based compensation. The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations (Opinion 25). Compensation expense for a stock option grant is recognized if the exercise price is less than the fair value of the Company’s stock on the grant date.

In December 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, (SFAS 123(R)), which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. SFAS 123(R) supersedes Opinion 25 and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. SFAS 123(R) must be adopted no later than January 1, 2006, under which pro forma disclosure will no longer be an alternative.

As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, generally recognizes compensation cost for employee stock options equal to their intrinsic values at the award date. Accordingly, the adoption of SFAS 123(R)’s fair value method will impact the Company’s results of operations, although it will have no impact on the Company’s overall financial position. The impact of adoption cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share.

The Company currently expects to adopt SFAS 123R effective January 1, 2006. In addition, the Company has not yet determined the financial statement impact of adopting SFAS 123R for periods beyond 2005.

The following table illustrates the effect on net income and earnings per common and preferred share as if the fair value method to measure stock-based compensation had been applied as required under the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, as amended:

3.	Significant Accounting Policies (Continued)

		Three months ended March

		2005	2004

	Net income, as reported	131,084	90,656
	Add: Stock-based employee compensation using intrinsic value	2,129	-
	Deduct: Stock-based employee compensation expense determined
	under the fair value method	(1,365)	-

	Pro forma net income	131,848	90,656

	Earnings per common and preferred shares:

	Basic as reported	0.70	0.54
	Basic pro forma	0.70	0.54

	Diluted as reported	0.70	0.54
	Diluted pro forma	0.70	0.54

The fair value for these stock options was estimated at the date of grant using the Black Scholes option-pricing model assuming an expected dividend yield of 2%, expected volatility of approximately 37%, weighted average risk-free interest rate of 17%, and an expected average life of 1.5 years.

Financial derivative instruments. The Company accounts for financial derivative instruments utilizing Statement of Financial Accounting Standards No. 133 (SFAS 133), “Accounting for Derivative Instruments and Hedging Activities”, as amended. To help mitigate the Company’s overall foreign currency and fuel volatility risks, the Company primarily uses foreign exchange and fuel contracts. These instruments primarily consist of purchased call options, collar structures, and fixed-price swap agreements, and are accounted for as cash-flow hedges, as defined by SFAS 133. Since there is not a futures market for Brazilian jet fuel prices, the Company uses crude oil derivatives to hedge its exposure to the volatility of fuel prices. The Company believes there is strong correlation between crude oil and Brazilian jet fuel prices and measures the effectiveness of the hedging instruments in offsetting changes to those prices, as required by SFAS 133. The fair value of fuel derivative instruments, depending on the type of instrument, was determined by the use of present value methods or standard option value models with assumptions about commodity prices based on those observed in underlying markets. All changes in fair value that are considered to be effective, as defined, are recorded in “Accumulated other comprehensive income” until the underlying exchange exposure is realized and fuel is consumed. See Note 11 for further information on SFAS 133 and financial derivative instruments.

3. Significant Accounting Policies (Continued)

Comprehensive Income. Comprehensive income includes changes in the derivatives instruments, which qualify for hedge accounting in accordance with SFAS 133.

4. Cash and Cash Equivalents and Short-Term Investments

	March 31,	December 31,
	2005	2004

Cash and cash equivalents
Cash on hands	15,243	7,275
Investments in local currency
Financial investment funds	24,914	32,482
Managed account	48,383	199,170
Bank Deposit Certificates – CDBs	4,479	140,233

	77,776	371,885
Investments in foreign currency
Financial Investment Funds and Public Securities	874	26,570

Total cash and cash equivalents	93,893	405,730

Short-term investments
Bank Deposit Certificates – CDBs	51,360	-
Managed account	610,472	443,361

Total short-term investments	661,832	443,361

	755,725	849,091

The Company’s short-term investment in Bank Deposit Certificates (CDBs) has average earnings of approximately 1.28% per month, net of taxes, based on the CDI variation (Interbank Deposit Certificate), the redemption of which may occur at any time.

Investment funds have average earnings of approximately 0.91% per month, net of taxes. Earnings of the quotas redeemed in less than 30 days, before income tax levy, as from the investment date, are subject to Tax on Financial Operations (IOF).

4. Cash and Cash Equivalents and Short-Term Investments --Continued

The managed account offers daily liquidity. This managed account invests in other investment funds that adopt strategies with derivatives as an integral part of their investment policy. The breakdown of the managed account portfolio as of March 31, 2005 is as follows:

	March 31,	December 31,
	2005	2004

Cash and cash equivalent	48,383	199,170
Short-term investment
Trading securities	9,007	-
Bank Deposit Certificates – CDB	287,113	146,048
Public securities (LFT, LTN and LFTO)	303,536	286,930
OverNight	10,816	10,383

	610,472	443,361

Total managed account	658,855	642,531

5. Receivables

Receivables are summarized as follows:

	March 31,	December 31,
	2005	2004

Credit cards net of commissions	399,680	348,306
Account holders – cargo and tickets	4,749	4,573
Travel agencies	45,108	33,013
Other	4,224	4,025

	453,761	389,917
Allowance for doubtful accounts	(3,794)	(3,547)

	449,967	386,370

At March 31, 2005, credit card receivables, amounting to R$50,700, were pledged as guarantee of the Banco Bradesco overdraft account.

6. Short-term Borrowings

At March 31, 2005, the Company had six revolving lines of credit. One of the revolving lines of credit is secured by the Company’s credit card receivables and allows for borrowings of up to R$50,700. As of March 31, 2005, there were no outstanding borrowings under this facility. The Banco do Brasil and Safra credit facilities allow for combined borrowings of up to R$105,000. Another two revolving credit facilities (Banco Santander and Banco do Brasil) are secured by a Company investment in a bank certificate of deposit and allow for borrowings of up to R$49,600.

The outstanding amounts under the Company’s credit facilities as of March 31, 2005 and December 31, 2004 are as follows:

			Credit	March, 31	December 31,
Contract	Interest rate	Guarantee	Limit	2005	2004

Banco Safra	108,5 % of CDI	Promissory notes	100,000	96,626	91,507
Banco Santander	109 % of CDI	Certificate of deposit	40,000	11,694	20,746
Unibanco	CDI + 0,0673 a.m.	Guarantee clean	60,000	1,064	1,019
Banco do Brasil	108 % of CDI	Promissory notes	5,000	-	-
Banco do Brasil	105 % of CDI	Certificate of deposit	9,600	-	5,077
Banco Bradesco	104% of CDI	Credit card receivables	50,700	-	-

				109,384	118,349

7. Shareholders’ Equity

Dividends

The Company’s bylaws provide for a mandatory minimum dividend to common and preferred shareholders in the aggregate of at least 25% of annual net distributable income determined in accordance with Brazilian corporation law. The dividends for the year ended December 31, 2004 was R$60,676 (R$26,503 in 2003), calculated based on the statutory net income as follows:

Statutory net income for the year ended December 31, 2004	255,469
Appropriated retained earnings	(12,773)

Profit base for dividends calculation	242,696

Proposed dividends, equivalent to 25% of statutory net income	60,676

The proposed dividends were ratified for payment at the annual shareholders meeting held on April 11, 2005 and were paid during April 2005.

8. Stock Option Plans

At shareholders meetings held on May 25 and December 9, 2004, the Company’s shareholders approved an executive stock option plan for key senior executive officers. On April 25, 2004, the Company issued to executive officers stock options to purchase up to 937,412 of its preferred shares at an exercise price of R$3.04 per share (determined based on the book value of GOL before the creation of GLAI). Fifty percent of the options vested on October 25, 2004, with the remaining 50% vesting at the end of each quarter ending subsequent to October 25, 2004, on a pro rata basis, through the second quarter of 2006. Each option will expire two years after the vesting date. The fair value of option at the date of the grant was R$24.50. In connection with the initial grant of preferred stock options, the Company recorded deferred stock compensation of R$20,117, representing the difference between the exercise price of the options and the deemed fair value of the preferred stock.

On December 9, 2004, the Company’s shareholders approved a stock option plan for employees. Under this plan the stock options granted to employees cannot exceed 5% of total outstanding shares. Initially, 87,418 of the Company’s preferred shares have been reserved for issuance under this plan. During the first quarter, the Company issued stock options to 17 key employees to purchase up to 87,418 of its preferred shares at an exercise price of R$33.06 per share, (the volume weighted average price for the 60 previous trading days). The options vest at a rate of 1/5 per year, and can be exercised up to 10 years after the grant date. The fair value of each option at the date of the grant was R$41.85, preferred share price at December 30, 2004. In connection with the initial grant of preferred stock options, the Company recorded deferred stock compensation of R$726, representing the difference between the exercise price of the options and the fair value of the preferred stock at the grant date.

Transactions are summarized as follows:

	Stock	Weighted-Average
	Option	Exercise Price

Outstanding at December 31, 2004	937,412	3.04
Granted	87,418	33.06

Outstanding at March 31, 2005	1,024,830	19.05

Shares exercisable at December 31, 2004	468,706	3.04
Shares exercisable at March 31, 2005	507,765	3.04

The weighted-average fair values for all options, as of December 31, 2004 and March 31, 2005, were R$21.27 and R$17.03, respectively, and were estimated using the Black Scholes option-pricing model assuming an expected dividend yield of 2%, expected volatility of approximately 37%, weighted average risk-free interest rate of 17%, and an expected average life of 1.5 years.

9. Lease and Other Commitments

The Company leases all aircraft, as well as airport terminal space, other airport facilities, office space and other equipment. At March 31, 2005, the Company leased 30 aircraft under operating leases (as compared to 27 aircraft at December 31, 2004), with initial lease term expiration dates ranging from 2006 to 2011.

Future minimum lease payments under non-cancelable operating leases are denominated in US dollars. Such leases with initial or remaining terms at March 31, 2005 in thousands of US dollars were as follows:

	R$			US$

	Aircraft	Other	Total	Aircraft	Other	Total

2005	169,092	8,856	177,948	63,420	3,321	66,741
2006	222,801	10,531	233,332	83,565	3,950	87,515
2007	210,200	9,255	219,455	78,839	3,471	82,310
2008	134,675	8,692	143,367	50,512	3,260	53,772
2009	92,393	5,194	97,587	34,653	1,948	36,601
After 2009	38,583	2,565	41,148	14,472	962	15,434

Total minimum
Lease payments	867,744	45,093	912,837	325,461	16,912	342,373

In January 2005, the Company signed new operational leasing contracts for four aircraft consisting of two Boeing 737-800 Next Generation aircraft and two Boeing 737-700 aircraft, which management expects to receive during the first six months of 2005.

On May 17, 2004, the Company signed a contract with Boeing for the purchase of up to 43 737-800 Next Generation aircraft, under which the Company has 17 firm orders and 26 options.

At March 31, 2005, the Company had placed firm orders to purchase 30 aircraft Boeing 737-800. The firm orders, with an approximate value of R$5,280 million based on the aircraft list price (corresponding to approximately US$1,980 million). Currently, six firm order aircraft are to be delivered in 2006, 13 in 2007, 7 in 2008 and 4 in 2009. The options are exercisable for deliveries between 2005 and 2010.

The Company made deposits in the amount of R$125,288 (US$45.4 million) related to the orders described above. The Company makes payments for aircraft acquisition utilizing the proceeds from equity financings, cash flow from operations, short-term credit lines and supplier financing.

9. Lease and Other Commitments (Continued)

The estimated future annual payments for the 63 aircraft, including both firm orders and options, based on the aircraft list price, at March 31, 2005, and calculated at the year-end exchange rate, is as follows:

	In thousands of Brazilian Reais	Translation into thousands of US$

2005	262,832	98,579
2006	1,257,898	471,794
2007	5,327,433	1,998,137
2008	2,673,412	1,002,705
2009	1,381,931	518,316

Total	10,903,506	4,089,531

The Company plans to finance up to 85% of the value of purchased aircraft with long-term financing guaranteed by the U.S. Exim Bank.

The Company has a non-cancelable agreement for the use of the Open Skies system for selling tickets. This agreement expires in 2014, and can be extended at the Company’s option. The total future payment under this agreement is dependent upon the number of passengers transported and has a minimum annual payment of R$333. In the three-month period ended March 31, 2005, the amount paid related to the use of the Open Skies was R$4,153 (R$4,506 in March 31, 2004).

10. Contingencies

At March 31, 2004 the reserves for contingent losses are summarized as follows:

	March 31,	December 31,
	2005	2004

Labor claims	282	289
Civil claims	1,354	1,281
Fiscal claims	11,711	8,781

	13,347	10,351

There are certain judicial proceedings against the Company pending judgment for unpaid ICMS on aircraft imports via leasing operations. Based on the opinion of its legal advisors that an unfavorable outcome on such proceedings is not probable, the Company has not established a reserve for this matter.

10. Contingencies (Continued)

The Company is party to legal proceedings and claims that arise during the ordinary course of business. While the outcome of these lawsuits and proceedings cannot be predicted with certainty and could have a material adverse effect on the Company’s financial position, results of operations and cash flows, it is the Company’s opinion, after consulting with its outside counsel, that the ultimate disposition of such suits will not have a material adverse effect on its financial position, results of operation or cash flows. The fiscal claims reserve for contingent losses represents the total exposure of loss, including interests and penalties.

11. Financial Instruments and Concentration of Risk

At March 31, 2005 and December 31, 2004, the Company’s primary monetary assets were cash equivalents, short-term investments and assets related to aircraft leasing operations. The Company’s primary monetary liabilities are related to aircraft leasing operations. All monetary assets other than those related to aircraft leasing operations included in the balance sheet are stated at amounts that approximate their fair values.

Financial instruments that expose the Company to credit risk involve mainly cash equivalents, short-term investments and accounts receivable. The Company maintains cash deposits with highly-rated financial institutions. Credit risk on accounts receivable relates to amounts receivable from the major international credit card companies and travel agencies. These receivables are short-term and the majority of them settle within 30 days.

The Company’s revenue is generated in Brazilian reais (and a small portion in Argentine pesos from flights between Argentina and Brazil), however its liabilities, particularly those related to aircraft leasing, are US dollar-denominated. The Company’s currency exchange exposure at March 31, 2005 is as set forth below:

11. Financial Instruments and Concentration of Risk (Continued)

	March 31,	December 31,
	2005	2004

Assets
Cash and cash equivalents	(14,820)	(27,020)
Guarantee deposits on aircraft leasing contracts	(36,598)	(33.559)
Prepaid expenses of leasing	(11,423)	(9,885)
Advances to suppliers	(4,412)	(5,984)
Others	(683)	-

Total obligation in U.S. dollars	(67,936)	(76,448)
Liabilities
Foreign suppliers	7,431	8,218
Leasing payable	14,184	14,044
Insurance premium payable	6,172	24,060
Other	4,000	2,600

	31,787	48,922

Exchange exposure	(36,149)	(27,526)

Exchange exposure in thousands of U.S. dollars	(13,558)	(10,369)

Off-balance sheet transactions exposure
Operating Leases for all remaining	912,837	759,304
Aircraft commitments	5,280,012	82,997,000

Total exchange exposure	6,156,700	3,728,778

Total exchange exposure in thousands of U.S. dollars	2,309,167	1,404,754

a. Exchange rates

Exchange exposure related to amounts payable arising from these leasing operations is managed together with commercial hedging strategies. The Company accounts for its foreign currency futures derivative instruments as cash flow hedges under SFAS 133. The change in the fair value of the Company's financial derivative instruments at March 31, 2005, related to option and future contracts of U.S. dollar currency in the nominal amount of USD135.7 million, with the longest remaining term of eight months, was a net current liability of R$849 (equivalent to US$318 thousands) classified in “other current liabilities” in the Balance Sheet.

During the three months ended March 31, 2005, the Company recognized a $998 loss in fuel of R$650, leasing of R$240, insurance and others and R$108, from effective hedging activities and there was no ineffectiveness of its hedges recorded at financial gain (losses) in other income.

11. Financial Instruments and Concentration of Risk (Continued)

b. Fuel

The Company is exposed to the effect of changes in the price of aircraft fuel. To manage these risks, the Company enters into crude oil option and swap agreements. Prices for crude oil are highly correlated to Brazilian jet fuel, making crude oil derivatives effective at offsetting variability in jet fuel prices to provide short-term protection against a sharp increase in average fuel price. The Company accounts for its fuel hedge derivative instruments as cash flow hedges under SFAS 133. The change in fair value of the Company's financial derivative instruments at March 31, 2005, related to contracts to buy up to 210,000 barrels of crude oil in the nominal amount of US$15.8 million, with longest remaining term of two months, was a net asset of approximately R$2,978, which was classified in “other current assets” in the Balance Sheet.

Due to the volatility in markets for crude oil and crude oil related products, the Company is unable to predict the amount of ineffectiveness each period, which may result in increased volatility in the Company's results. Any such ineffectiveness would be recognized in expense in the period that it occurs. At March 31, 2005, there was no ineffectiveness recorded in the income statement.

During the three months ended March 31, 2005, the Company recognized $3,084 in gains in fuel expense, from effective hedging activities and there was no ineffectiveness of its hedges recorded at gain (losses) in other income.

At December 31, 2004, the Company had derivative contracts to buy up to 120,000 barrels of crude oil in the nominal amount of US$5.1 million and fair value of US$ 5.2 million with a one-month term, and these derivatives did not qualify as hedges for financial reporting purposes and changes in fair value of such derivative contracts were R$1,466 during 2004, which was recorded as financial income.

12. Income Taxes

a) Deferred income taxes

The deferred income taxes computation is summarized as follows:

		March 31,		December 31,
		2005		2004

Deferred tax assets
Deferred tax benefit contributed by shareholders	R$	23,836	R$	25,296
Contingencies		3,654		3,519
Allowance for doubtful accounts		3,027		2,943
Stock issuance costs		10,940		11,589
Other temporary differences		766		244

Total deferred tax assets		42,223		43,591
Deferred tax liabilities
Property and equipment		-		(1,093)
Maintenance deposits		(96,513)		(86,991)

Total deferred tax liabilities		(96,513)		(88,084)

Net deferred tax liabilities	R$	(54,290)	R$	(44,493)

b) Income statement

The following current and deferred income taxes amounts were recorded in the statement of operations:

	Three-month ended March 31,
		2005		2004

Current	R$	61,331	R$	36,192
Deferred expense		8,346		10,549

	R$	69,677	R$	46,741

The reconciliation of the reported income tax and social contribution and the amount determined by applying the composite fiscal rate at March 31, 2005 and December 31, 2004, is as follows:

	Three-month ended March 31,
		2005		2004

Income before income taxes	R$	200,763	R$	137,397
Nominal composite rate		34%		34%

Income tax by the nominal rate		68,259		46,715
Stock option compensation		772		-
Other		646		26

Income taxes expense	R$	69,677	R$	46,741

13. Earnings per Share

The Company’s preferred shares are not entitled to receive any fixed dividends. Rather, the preferred shareholders are entitled to receive dividends per share in the same amount of the dividends per share paid to holders of the common shares. However, our preferred shares are entitled to receive distributions prior to holders of the common shares. Consequently, basic earnings per share are computed by dividing income by the weighted average number of all classes of shares outstanding during the year. Preferred shares are excluded during any loss period. The diluted preferred shares are computed including the executive employee stock options calculated using the treasury-stock method as they were granted at an exercise price less that the market price of the shares.

	Three-month ended March 31,
	2005	2004

Numerator
Net income applicable to common and preferred shareholders for
basic and diluted earnings per share	R$ 131,848	R$ 90,656

Denominator
Weighted-average shares outstanding for basic earnings per share	187,543,243	168,793,243
Effective of dilutive securities:
Executive stock options	844,629	-
Adjusted weighted-average shares outstanding and assumed
conversions for diluted earnings per shares	188,387,872	168,793,243

14. Subsequent Events

On April 27, 2005, the Company priced a public offering of its preferred shares at a price of R$35.12 per share, or US$27.88 per American Depositary Share (ADS; each ADS represents 2 preferred shares), that, including the exercise of the option for subscription and distribution of new shares in accordance with agreements signed with financial institutions for placement of the shares, consisted of 7,725,811 preferred shares offered by GOL in a primary offering and 9,179,189 of preferred shares offered by a selling shareholder, BSSF Air Holdings LLC (an affiliate of AIG Capital Partners) in a secondary offering. The preferred shares were offered in the form of American depositary shares, or ADSs, in an international offering registered with the U.S. Securities and Exchange Commission and in the form of preferred shares in a concurrent Brazilian offering registered with the Comissão de Valores Mobiliários, the Brazilian Securities Commission. The Company intends to use the majority of the net proceeds from the primary offering, in the approximate amount of US$102.3 million, for the purchase and lease of the additional Boeing 737 Next Generation aircraft. The offering is expected to close on May 3, 2005.

14. Subsequent Events (Continued)

In April 2005, the Company signed new operating lease contracts for three Boeing Next Generation aircraft (two 737-800s and one 737-700), which management expects to receive in the second quarter of 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.